UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DRAGON GOLD RESOURCES, INC.

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(Name of Issuer)

Common Stock, Par Value $0.001

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(Title of Class of Securities)

26144D 10 3

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(Cusip Number)

Greg Corcoran

205-1072 Davie Street

Vancouver, B.C., Canada

Telephone Number: (604) 669-9029

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(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

September 6, 2004

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 26144D 10 3

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1. Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only):

Greg Corcoran

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

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3. SEC Use Only:

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4. Source of Funds (See Instruction):

N/A

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

_______________________________________________________________________

6. Citizenship or Place of Organization: Canada

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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power:

None

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8. Shared Voting Power:

N/A

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9. Sole Dispositive Power:

None

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10. Shared Dispositive Power:

N/A

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:

None

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

N/A

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13. Percent of Class Represented by Amount in Row (11):

0%

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14. Type of Reporting Person (See Instructions):

IN

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ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 (the "Common Stock"), of DRAGON GOLD RESOURCES, INC., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 338 Euston Road, London, United Kingdom NW1 3BT.

ITEM 2. IDENTITY AND BACKGROUND

A. Name of Person filing this Statement: Greg Corcoran.

B. Residence or Business Address: #205 - 1072 Davie Street Vancouver, B.C., Canada

C. Present Principal Occupation and Employment: Consultant

D. Mr. Corcoran has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. Mr. Corcoran has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: Mr. Corcoran is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A

ITEM 4. PURPOSE OF TRANSACTION

N/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

A. None.

B. None

C. On September 6, 2004, Gregory Corcoran, a former director and the former Chief Executive Officer of the Company, sold an aggregate of 11,600,000 shares of the Company’s Common Stock for an aggregate purchase price of $154,800 to seven individuals and one entity. Johannes Petersen, a director and the Chief Executive Officer of the Company, purchased 1,000,000 of these shares of Common Stock from Mr. Corcoran. On that same date, Mr. Corcoran agreed to cancel 16,400,000 shares of the Company's Common Stock. As a result of these transactions, Mr. Corcoran does not own any shares of the Company's Common Stock.

D. None

E. Mr. Corcoran ceased to be the beneficial owner of more than 5% of the Common Stock of the Company on September 6, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2004

/s/ G L Corcoran

Signature

Greg Corcoran

Name/Title